Vampr Inc.
A Delaware Corporation
and its associated group

Combined Financial Statements (Reviewed)
December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vampr, Inc.
Santa Monica, CA

We have reviewed the accompanying financial statements of Vampr, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 7, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

Vampr Group

TABLE OF CONTENTS

Vampr Group
Combined Balance Sheets (Reviewed)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 28,282	$ 76,360
Accounts receivable	67,292	-
Due from related party	4,219	4,683
Total Current Assets	99,793	81,043
Non-Current Assets:		
Software, net	194,067	261,942
Total Non-Current Assets	194,067	261,942
TOTAL ASSETS	$ 293,860	$ 342,985
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 2,490	$ 2,062
Short-term loan	24,613	-
Convertible notes payable	534,447	-
Accrued interest payable	39,445	13,072
Total Current Liabilities	600,995	15,134
Long-term Liabilities:		
Convertible notes payable	-	437,074
Total Long-term Liabilities	-	437,074
Total Liabilities	600,995	452,208
Stockholders' Equity (Deficiency):		
Common Stock, $0.00001 par, 1,000,000 shares authorized, 425,173 share issued and outstanding as of each December 31, 2018 and 2017	4	4
Additional paid-in capital	332,653	332,653
Subscriptions receivable	(14,756)	(14,756)
Accumulated other comprehensive income (losses)	69,477	(1,038)
Accumulated deficit	(694,513)	(426,086)
Total Stockholders' Equity (Deficiency)	(307,135)	(109,223)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 293,860	$ 342,985

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Operations (Reviewed)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 129,315	$ 31,128
Cost of net revenues	69,403	31,653
Gross profit	59,912	(525)
Operating expenses:		
General & administrative	214,445	143,844
Sales & marketing	83,650	96,990
Total operating expenses	298,095	240,834
Loss from operations	(238,183)	(241,359)
Other Income/ (Expense):		
Interest income	101	521
Interest expense	(29,423)	(12,844)
Total Other Income/ (Expense)	(29,322)	(12,323)
Provision for income taxes	(922)	-
Net loss	$ (268,427)	$ (253,682)
Other comprehensive income/(expense):		
Gain/(loss) on foreign currency translation	70,515	(1,038)
Other comprehensive income/(expense)	$ (197,912)	$ (254,720)

See accompanying notes, which are an integral part of these combined financial statements.

- 2 -

Vampr Group
Combined Statements of Changes in Stockholders' (Deficiency) Equity (Reviewed)
For the years ended December 31, 2018 and 2017

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount					
Balance at December 31, 2016	425,173	4	332,653	$ (14,756)	$ –	$ (172,404)	$ 145,497
Other comprehensive income	–	–	–	–	(1,038)	–	(1,038)
Net loss	–	–	–	–	–	(253,682)	(253,682)
Balance at December 31, 2017	425,173	$ 4	$ 332,653	$ (14,756)	$ (1,038)	$ (426,086)	$ (109,223)
Other comprehensive income	–	–	–	–	70,515	–	70,515
Net loss	–	–	–	–	–	(268,427)	(268,427)
Balance at December 31, 2018	425,173	$ 4	$ 332,653	$ (14,756)	$ 69,477	$ (694,513)	$ (307,135)

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Cash Flows (Reviewed)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (268,427)	$ (253,682)
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Amortization	$ 144,656	$ 88,233
Changes in operating assets and liabilities:		
Decrease/(Increase) in accounts receivable	(67,292)	-
Decrease/(Increase) in other assets	-	11,022
Increase/(Decrease) in accounts payable	428	2,062
Increase/(Decrease) in accrued interest payable	26,373	13,072
Net Cash Provided by (Used In) Operating Activities	(164,262)	(139,293)
Cash Flows From Investing Activities		
Software development costs	(76,781)	(170,579)
Net Cash Used In Investing Activities	(76,781)	(170,579)
Cash Flows From Financing Activities		
Advances from related party	464	(37,154)
Short-term loan	24,613	-
Issuance of convertible notes payable	97,373	266,031
Issuance of common stock	-	111,549
Net Cash Provided By Financing Activities	122,450	340,426
Effect of foreign currency exchange gain/(loss)	70,515	(2,660)
Net Change In Cash	(48,078)	27,894
Cash at Beginning of Period	76,360	48,466
Cash at End of Period	$ 28,282	$ 76,360

See accompanying notes, which are an integral part of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

Vampr Group (the "Company") consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management.

- Vampr Inc. was incorporated under the laws of Delaware on December 8, 2016 under the name Vampr LLC. On May 2, 2019, the Company converted from Vampr LLC to Vampr Inc.
- Bandlink Pty Ltd is the parent of Bandlink IP Pty Ltd, which are both incorporated in Australia. Both companies are under common control with Vampr Inc. Substantially all assets of Bandlink Pty Ltd were acquired by Vampr Inc. during 2019 in an acquisition transaction discussed in Note 3. Accordingly, as an acquisition of a company under common control, Bandlink Pty Ltd has been retroactively consolidated to these combined financial statements. The results of these entities have been consolidated with the Company in these combined financial statements.
- Vampr Pty Ltd was incorporated under the laws of Australia on May 11, 2015. Vampr Pty Ltd is under common control and management as Vampr Inc. and all activities formerly conducted under Vampr Pty Ltd will now be assumed by Vampr Inc. in conjunction with the asset acquisition transaction of Bandlink Pty Ltd discussed in Note 3. Therefore, the Company has elected to include the activity and balances of Vampr Pty Ltd in these financial statements.
- The financial information of Bandlink Pty Ltd is included under GAAP guidance and Vampr Pty Ltd is provided for background historical information only. Vampr Inc. is a stand-alone entity, independent of Bandlink Pty Ltd and Vampr Pty Ltd and assumed no liabilities from these entities, though such are presented in these combined and consolidated financial statements. Vampr Inc. did, however, acquire all key IP assets from these entities, including the software and user databases, as discussed in Notes 3 and 8.

The Company operates a location-based social and professional mobile platform which facilitates music discovery, networking, and communication between musicians, music industry professionals, and music fans. The Company furthered development to expand to other creative communities.

NOTE 2: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated profits since inception and has sustained net losses of $268,427 and $253,682 for the years ended December 31, 2018 and 2017, respectively, as it is early stage and not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to raise capital to implement the next planned development stage of the Vampr application software. The Company anticipates that this will generate revenue from the user base and sufficient cash flows from operations to meet its obligations. No assurance can be given that the Company will be successful in these capital raising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The combined financial statements have been retroactively adjusted to apply the conversion from a limited liability company to a corporation effective at the beginning of the periods presented. Therefore, the combined statement of stockholders equity reflects the activity and balances as though the Company was a corporation for the periods presented.

Vampr Inc. adopted the calendar year as its basis of reporting.

Principles of Consolidation

Vampr Inc. acquired substantially all assets of Bandlink Pty Ltd, a related party under common control, in May 2019. In accordance with ASC 805-50-45-5, for transactions between entities under common control, combined financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, the combined financial statements presented herein present the activity and balances of Bandlink Pty Ltd combined with the activity and balances of the Company, adjusted as though the asset acquisition occurred at the beginning of prior periods. All intercompany activity and balances are eliminated in these combined financial statements.

Vampr Inc. has elected to include Vampr Pty Ltd in these combined financial statements as it is under common control with Vampr Inc., and all of Vampr Pty Ltd's historic activities will now be conducted by Vampr Inc. following the aforementioned asset acquisition agreement. However, Vampr Inc. is not assuming any of Vampr Pty Ltd's liabilities, though such are presented in these financial statements under combined financial statement guidance.

All intercompany transactions, balances, and profits have been eliminated in consolidation.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, accounts receivable amounted to $90,365 and $0, respectively. There was no associated allowances for doubtful accounts established as of December 31, 2018 or 2017.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment were held as of December 31, 2018 or 2017.

Software

Costs associated with maintaining software program are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software so that it will be available for use, (b) management intends to complete the software and use or sell it, (c) there is an ability to use or sell the software, (d) it can be demonstrated how the software will generate probable future economic benefits, (e) adequate technical, financial and other resources to complete the development and to use or sell the software are available, and (f) the expenditure attributable to the software during its development can be reliably measured. Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. The Company started to amortize the software in May 2016, when the asset went live for users. The estimated useful life of software is 3 years. Amortization charges on software is included in general and administrative expenses, which amounted to $144,656 and $88,233 for the year ended December 31, 2018 and 2017, respectively. Carrying value of software as of December 31, 2018 and 2017 are as follows:

	2018		2017
Software cost	$ 461,743	$	384,962
Less: Accumulated amortization	(267,676)		(123,020)
Software, net	$ 194,067	$	261,942

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues recognized for the year ended December 31, 2018 and 2017 amounted to $129,315 and $31,128, respectively.

Foreign Currency

The combined financial statements are presented in United States Dollars, ("USD"), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiaries is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2018 and 2017.

Income Taxes

The Company was a limited liability company through the periods presented. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's combined financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's combined financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: DEBT

Short-term Loan

As of December 31, 2018, Vampr Pty Ltd recorded a $24,613 short-term loan, which bears no interest. This obligation was repaid in February of 2019.

Convertible Notes Payable

In 2016-2018, Bandlink Pty Ltd issued three convertible notes for total principal of $534,447 and $437,074 outstanding as of December 31, 2018 and 2017, respectively. The convertible promissory notes bear interest at an average rate of 5.5%. The convertible notes mature on December 31, 2019, but have a renewal option. Interest expense for these convertible notes amounted to $29,423 and $12,844 for the year ended December 31, 2018 and 2017, respectively. Accrued interest payable amounted to $39,445 and $13,072 as of December 31, 2018 and 2017, respectively. These liabilities were not assumed by Vampr Inc. in conjunction with the asset acquisition transaction discussed in Notes 3 and 8.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIENCY)

Through December 31, 2018, Vampr Inc. (formerly Vampr, LLC) was a limited liability company wholly owned by Vampr Pty Ltd. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

On May 2, 2019, the Company converted to a corporation and accordingly changed its name to Vampr Inc. and acquired substantially all assets of Bandlink Pty Ltd, a related party company under common control. The Company issued Bandlink Pty Ltd 425,172 shares of its common stock in this transaction in exchange for such assets. The IP assets acquired were valued at $425,172 based on the historical costs of development.

The Company authorized 1,000,000 shares of $0.00001 par value common stock on the conversion date.

The combined financial statements are presented to retroactively adjust the equity presentation as if the conversion occurred at the beginning of the periods presented.

NOTE 6: RELATED PARTY TRANSACTIONS

From time to time the Company advances funds to its directors. There is no formal repayment terms or interest rates established for these advances. The balance due from directors was $4,219 and $4,683 at December 31, 2018 and 2017, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Conversion to Corporation

As discussed in Notes 1, 3, and 5, on May 2, 2019 the Company converted to a corporation and changed its name from Vampr LLC to Vampr Inc.

Asset Acquisition

On May 2, 2019, the Company acquired substantially all assets of Bandlink Pty Ltd, a related party company under common control. The Company issued Bandlink Pty Ltd 425,172 shares of its common stock in this transaction in exchange for such assets. The IP assets acquired were valued at $425,172 based on the historical costs of development. The IP assets include an embedded user database, but the marketing costs associated with developing this user base have not been capitalized and therefore were not included in the acquisition cost though the Company believes these to be of a high value to the business.

Management's Evaluation

Management has evaluated subsequent events through May 29, 2019, the date the combined financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.